Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND NINE MONTHS ENDING SEPTEMBER 30, 2020

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	September 30,	December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents (Note 21)	$150,329	$120,564
Short-term investments (Note 5)	81,302	117,776
Trade and other receivables	121,491	168,753
Income taxes receivable	30,039	17,209
Inventories (Note 6)	358,972	346,507
Derivative financial instruments (Note 4a)	1,364	1,272
Prepaid expenses and other current assets	8,968	16,838
	752,465	788,919
Non-current assets
Mineral properties, plant and equipment (Note 7)	2,422,478	2,504,901
Inventories (Note 6)	24,554	24,209
Long-term refundable tax	9,815	17,900
Deferred tax assets	31,462	36,447
Investment in associates (Note 9)	59,239	84,319
Goodwill and other assets (Note 10)	4,456	4,987
Total Assets	$3,304,469	$3,461,682

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$237,917	$225,330
Derivative financial instruments (Note 4a)	630	—
Current portion of provisions (Note 12)	4,960	7,372
Current portion of lease obligations (Note 13)	12,243	14,198
Income tax payable	31,106	24,770
	286,856	271,670
Non-current liabilities
Long-term portion of provisions (Note 12)	207,359	188,012
Deferred tax liabilities	203,665	176,808
Long-term portion of lease obligations (Note 13)	22,023	27,010
Debt (Note 14)	95,560	275,000
Deferred revenue (Note 9)	13,297	12,542
Other long-term liabilities (Note 15)	26,823	27,754
Share purchase warrants (Note 9)	—	15,040
Total Liabilities	855,583	993,836

Equity
Capital and reserves (Note 16)
Issued capital	3,129,531	3,123,514
Reserves	93,371	94,274
Deficit	(777,203)	(754,689)
Total Equity attributable to equity holders of the Company	2,445,699	2,463,099
Non-controlling interests	3,187	4,747
Total Equity	2,448,886	2,467,846
Total Liabilities and Equity	$3,304,469	$3,461,682
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON NOVEMBER 4, 2020

"signed"	Ross Beaty, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	1

Condensed Interim Consolidated Income Statement (unaudited, in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019(1)	2020	2019(1)
Revenue (Note 22)	$300,414	$352,187	$908,351	$946,380
Cost of sales (Note 22)
Production costs (Note 17)	(117,220)	(204,628)	(489,970)	(611,703)
Depreciation and amortization	(50,700)	(78,267)	(177,005)	(185,214)
Royalties	(7,933)	(5,442)	(18,371)	(18,785)
	(175,853)	(288,337)	(685,346)	(815,702)
Mine operating earnings (Note 22)	124,561	63,850	223,005	130,678

General and administrative	(10,367)	(8,237)	(25,694)	(21,743)
Exploration and project development	(1,839)	(2,066)	(6,005)	(9,122)
Mine care and maintenance (Note 18)	(27,123)	(6,365)	(95,350)	(15,654)
Foreign exchange losses	(2,362)	(6,012)	(4,268)	(7,973)
Gains (losses) on commodity and foreign currency contracts (Note 4d)	1,465	170	(3,746)	1,751
Gains (losses) on sale of mineral properties, plant and equipment	41	(673)	(1,910)	2,818
Share of income (loss) from associate and dilution gain (Note 9)	1,078	79	(1,811)	999
Transaction and integration costs	—	(2,863)	—	(7,712)
Other (expense) income	(730)	1,042	(8,519)	818
Earnings from operations	84,724	38,925	75,702	74,860

(Loss) gain on derivatives (Note 4d)	(523)	—	113	(14)
Investment income (Note 4b)	13,055	36,139	32,315	50,963
Interest and finance expense (Note 19)	(4,367)	(8,256)	(15,621)	(20,955)
Earnings before income taxes	92,889	66,808	92,509	104,854
Income tax expense (Note 23)	(27,629)	(29,089)	(85,072)	(45,316)
Net earnings for the period	$65,260	$37,719	$7,437	$59,538

Attributable to:
Equity holders of the Company	$65,741	$37,657	$8,997	$58,811
Non-controlling interests	(481)	62	(1,560)	727
	$65,260	$37,719	$7,437	$59,538

Earnings per share attributable to common shareholders (Note 20)
Basic earnings per share	$0.31	$0.18	$0.04	$0.30
Diluted earnings per share	$0.31	$0.18	$0.04	$0.30
Weighted average shares outstanding (in 000’s) Basic	210,160	209,535	210,049	198,609
Weighted average shares outstanding (in 000’s) Diluted	210,355	209,730	210,267	198,757
See accompanying notes to the condensed interim consolidated financial statements.
(1)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three and nine months ended September 30, 2019, as a result of changes in the assessed fair values of assets acquired.

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Statements of Comprehensive Income (unaudited, in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019(1)	2020	2019(1)
Net earnings for the period	$65,260	$37,719	$7,437	$59,538
Items that may be reclassified subsequently to net earnings:
Unrealized net losses on short-term investments	—	(1)	—	—
Reclassification adjustment for realized gains on short-term investments to earnings	—	—	—	(208)
Total comprehensive earnings for the period (Note 4c)	$65,260	$37,718	$7,437	$59,330

Total comprehensive earnings attributable to:
Equity holders of the Company	$65,741	$37,656	$8,997	$58,603
Non-controlling interests	(481)	62	(1,560)	727
	$65,260	$37,718	$7,437	$59,330
See accompanying notes to the condensed interim consolidated financial statements.
(1)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three and nine months ended September 30, 2019, as a result of changes in the assessed fair values of assets acquired.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019(1)	2020	2019(1)
Cash flow from operating activities
Net earnings for the period	$65,260	$37,719	$7,437	$59,538

Current income tax expense (Note 23)	24,923	23,309	53,293	55,696
Deferred income tax expense (recovery) (Note 23)	2,706	5,780	31,779	(10,380)
Interest expense (Note 19)	1,711	5,179	7,520	12,117
Depreciation and amortization	54,305	78,267	193,779	185,214
Accretion on closure and decommissioning provision (Note 12)	2,065	2,718	6,199	7,320
Unrealized losses on foreign exchange	2,712	5,888	7,855	7,452
(Gain) loss on sale of mineral properties, plant and equipment	(41)	669	1,910	(2,818)
Other operating activities (Note 21)	(36,347)	(41,606)	(28,831)	(48,647)
Changes in non-cash operating working capital (Note 21)	8,984	(14,894)	78,406	(32,690)
Operating cash flows before interest and income taxes	$126,278	$103,029	$359,347	$232,802

Interest paid	(1,841)	(4,951)	(8,714)	(12,906)
Interest received	35	96	234	701
Income taxes paid	(9,529)	(16,226)	(59,123)	(68,042)
Net cash generated from operating activities	$114,943	$81,948	$291,744	$152,555

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(38,832)	$(49,891)	$(124,920)	$(155,488)
Tahoe Resources Inc. ("Tahoe") acquisition ("Tahoe Acquisition")	—	—	—	(247,479)
Acquisition of mineral interests	—	—	—	(1,545)
Net proceeds from (purchase of) short-term investments and other securities	5,219	(2)	89,411	41,576
Proceeds from sale of mineral properties, plant and equipment	75	1,026	10,446	10,164
Exercise of warrants (Note 9)	—	—	(15,626)	—
Net (payments) proceeds from commodity, diesel fuel swaps, and foreign currency contracts	(1,095)	1,352	(3,096)	2,151
Net cash used in investing activities	$(34,633)	$(47,515)	$(43,785)	$(350,621)

Cash flow from financing activities
Proceeds from issue of equity shares	$387	$1,416	$4,728	$1,610
Distributions to non-controlling interests	—	(653)	—	(914)
Dividends paid	(10,508)	(7,334)	(31,511)	(21,995)
Repayment of credit facility (Note 14)	(110,000)	(20,000)	(265,000)	(145,000)
Proceeds from credit facility (Note 14)	—	—	80,000	335,000
Proceeds from Loans (Note 14)	5,616	—	5,616	—
Payment of equipment leases	(2,880)	(4,674)	(9,921)	(13,544)
Net cash (used in) generated from financing activities	$(117,385)	$(31,245)	$(216,088)	$155,157
Effects of exchange rate changes on cash and cash equivalents	(713)	(696)	(2,106)	(888)
Net (decrease) increase in cash and cash equivalents	(37,788)	2,492	29,765	(43,797)
Cash and cash equivalents at the beginning of the period	188,117	92,221	120,564	138,510
Cash and cash equivalents at the end of the period	$150,329	$94,713	$150,329	$94,713
Supplemental cash flow information (Note 21).
See accompanying notes to the condensed interim consolidated financial statements.
(1)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three and nine months ended September 30, 2019, as a result of changes in the assessed fair values of assets acquired.

PAN AMERICAN SILVER CORP.	4

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2018	153,448,356	$2,321,498	$22,573	$208	$(836,067)	$1,508,212	$5,137	$1,513,349
Total comprehensive earnings
Net earnings for the year	—	—	—	—	110,738	110,738	506	111,244
Other comprehensive loss	—	—	—	(208)	—	(208)	—	(208)
	—	—	—	(208)	110,738	110,530	506	111,036
Shares issued on the exercise of stock options	244,299	3,697	(916)	—	—	2,781	—	2,781
Shares issued as compensation	152,391	2,693	—	—	—	2,693	—	2,693
Share-based compensation on option grants	—	—	577	—	—	577	—	577
Tahoe Acquisition consideration	55,990,512	795,626	72,040	—	—	867,666	—	867,666
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(28)	(28)	(896)	(924)
Dividends paid	—	—	—	—	(29,332)	(29,332)	—	(29,332)
Balance, December 31, 2019	209,835,558	$3,123,514	$94,274	$—	$(754,689)	$2,463,099	$4,747	$2,467,846
Total comprehensive earnings
Net earnings for the period	—	—	—	—	8,997	8,997	(1,560)	7,437
Other comprehensive loss	—	—	—	—	—	—	—	—
	—	—	—	—	8,997	8,997	(1,560)	7,437
Shares issued on the exercise of stock options	329,062	5,790	(1,062)	—	—	4,728	—	4,728
Shares issued as compensation	9,456	227	—	—	—	227	—	227
Share-based compensation on option grants	—	—	159	—	—	159	—	159
Dividends paid	—	—	—	—	(31,511)	(31,511)	—	(31,511)
Balance, September 30, 2020	210,174,076	$3,129,531	$93,371	$—	$(777,203)	$2,445,699	$3,187	$2,448,886
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	5

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves	Investment revaluation reserve	Deficit(1)	Total	Non- controlling interests	Total equity
Balance, December 31, 2018	153,448,356	$2,321,498	$22,573	$208	$(836,067)	$1,508,212	$5,137	$1,513,349
Total comprehensive earnings
Net earnings for the period(1)	—	—	—	—	58,811	58,811	727	59,538
Other comprehensive loss	—	—	—	(208)	—	(208)	—	(208)
	—	—	—	(208)	58,811	58,603	727	59,330
Shares issued on the exercise of stock options	148,652	2,105	(495)	—	—	1,610	—	1,610
Shares issued as compensation	22,335	243	—	—	—	243	—	243
Share-based compensation on option grants	—	—	450	—	—	450	—	450
Tahoe Acquisition consideration	55,990,512	795,626	72,040	—	—	867,666	—	867,666
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(18)	(18)	(896)	(914)
Dividends paid	—	—	—	—	(21,995)	(21,995)	—	(21,995)
Balance, September 30, 2019	209,609,855	$3,119,472	$94,568	$—	$(799,269)	$2,414,771	$4,968	$2,419,739
See accompanying notes to the condensed interim consolidated financial statements.
(1)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three and nine months ended September 30, 2019, as a result of changes in the assessed fair values of assets acquired.

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1440 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold, zinc, lead and copper as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s major products are produced from mines in Canada, Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Canada, Peru, Mexico and Argentina, and exploration activities throughout South America, Canada and Mexico. As at September 30, 2020, the Company's Escobal mine in Guatemala continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines in Guatemala.
Principal subsidiaries:
The principal subsidiaries of the Company and their geographic locations at September 30, 2020 were as follows:

Subsidiary	Location	Ownership Interest	Accounting	Operations and Development Projects Owned
Lake Shore Gold Corp.	Canada	100%	Consolidated	Bell Creek and Timmins mines
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Shahuindo S.A.C.	Peru	100%	Consolidated	Shahuindo mine
La Arena S.A.	Peru	100%	Consolidated	La Arena mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Minera San Rafael S.A.	Guatemala	100%	Consolidated	Escobal mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine & Cap-Oeste Sur Este ("COSE") project
Minera Joaquin S.R.L.	Argentina	100%	Consolidated	Joaquin project
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad project
2. BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). As a result, these unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed with certain disclosures from the Annual Financial Statements omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2019.
The Company’s interim results are not necessarily indicative of its results for a full year.

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND JUDGEMENTS

a)Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019.
b)Changes in accounting policies not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.
c)Significant Judgements in Applying Accounting Policies
In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus ("COVID-19"). The outbreak and subsequent measures intended to limit the pandemic contributed to significant declines and volatility in financial markets. The pandemic adversely impacted global commercial activity. The full extent of the impact of COVID-19 on operations and future financial performance is currently unknown. It will depend on future developments that are uncertain and unpredictable, including the duration and spread of COVID-19, its continued impact on capital and financial markets on a macro-scale and any new information that may emerge concerning the severity of the virus. These uncertainties may persist beyond when it is determined how to contain the virus or treat its impact.
IFRS requires management to make estimates and assumptions that affect reported amounts and disclosures. These estimates and assumptions take into account historical and forward looking factors that the Company believes are reasonable, including but not limited to the potential impacts arising from COVID-19 and public and private sector policies and initiatives aimed at reducing its transmission. As the extent and duration of the impacts from COVID-19 remain unclear, the Company’s estimates and assumptions may evolve as conditions change. Actual results could differ significantly from those estimates.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

4. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

September 30, 2020	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$150,329	$—	$—	$150,329
Trade receivables from provisional concentrates sales(1)	—	24,793	—	24,793
Receivable not arising from sale of metal concentrates(1)	87,479	—	—	87,479
Short-term investments, equity securities	—	81,302	—	81,302
Derivative financial assets	—	1,364	—	1,364
	$237,808	$107,459	$—	$345,267
Financial Liabilities:
Derivative financial liabilities	$—	$630	$—	$630
	$—	$630	$—	$630
(1)Included in Trade and other receivables.

December 31, 2019	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$120,564	$—	$—	$120,564
Trade receivables from provisional concentrates sales(1)	—	48,767	—	48,767
Receivable not arising from sale of metal concentrates(1)	116,596	—	—	116,596
Short-term investments, equity securities	—	117,776	—	117,776
Derivative financial assets	—	1,272	—	1,272
	$237,160	$167,815	$—	$404,975
(1)Included in Trade and other receivables.
b)Short-term investments in equity securities recorded at fair value through profit or loss ("FVTPL")
The Company’s short-term investments in equity securities are recorded at FVTPL. The gains from short-term investments in equity securities for the three and nine months ended September 30, 2020 and 2019 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Unrealized gains (losses) on short-term investments, equity securities	$12,144	$35,713	$(20,159)	$50,087
Realized gains on short-term investments, equity securities	911	426	52,474	876
	$13,055	$36,139	$32,315	$50,963

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

c)Financial assets recorded at fair value through other comprehensive income ("FVTOCI")
The Company’s short-term investments other than equity securities are recorded at fair value through other comprehensive income. The unrealized gains (losses) from short-term investments other than equity securities for the three and nine months ended September 30, 2020 and 2019 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Unrealized net losses on short-term investments, other than equity securities	$—	$(1)	$—	$—
Reclassification adjustment for realized gains on short-term investments, other than equity securities	—	—	—	(208)
	$—	$(1)	$—	$(208)
d)Derivative instruments
The Company's derivative financial instruments are comprised of foreign currency and commodity contracts. The gains (losses) on commodity contracts and (loss) gain on derivatives for the three and nine months ended September 30, 2020 and 2019 were comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Gains (losses) on foreign currency and commodity contracts:
Realized (losses) gains on foreign currency and commodity contracts	$(1,095)	$1,351	$(3,096)	$2,150
Unrealized gains (losses) on foreign currency and commodity contracts	2,560	(1,181)	(650)	(399)
	$1,465	$170	$(3,746)	$1,751
(Loss) gain on derivatives:
(Loss) gain on warrants	$(523)	$—	$113	$(14)
	$(523)	$—	$113	$(14)
e)Fair value information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At September 30, 2020		At December 31, 2019
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$81,302	$—	$117,776	$—
Trade receivables from provisional concentrate sales	—	24,793	—	48,767
Derivative financial assets	—	1,364	—	1,272
Derivative financial liabilities	—	(630)	—	—
	$81,302	$25,527	$117,776	$50,039

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2019.
ii) Valuation Techniques
Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of investments in warrants, commodity swaps and foreign currency contracts. The fair value of the warrants is calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs. The Company's commodity swaps and foreign currency contracts are valued using observable market prices. Warrants are classified within Level 2 of the fair value hierarchy.
Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
f)Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

i) Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has long-term concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At September 30, 2020, the Company had receivable balances associated with buyers of its concentrates of $24.8 million (December 31, 2019 - $48.8 million). The vast majority of the Company’s concentrate is sold to five well-known concentrate buyers.
Doré production from La Colorada, Dolores, Manantial Espejo, Shahuindo, La Arena, Bell Creek and Timmins is refined under long term agreements with fixed refining terms at four separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At September 30, 2020, the Company had approximately $63.9 million (December 31, 2019 - $58.2 million) of value contained in precious metal inventory at refineries. The Company did not have any value contained in precious metal inventory at major commercial banks as at September 30, 2020 and December 31, 2019. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and while at the refineries.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

ii) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.
There was no significant change to the Company’s exposure to liquidity risk during the three and nine months ended September 30, 2020.
iii) Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At September 30, 2020, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN"), Peruvian peso ("SOL") and Canadian dollar ("CAD") purchases. The Company recorded gains of $1.8 million, losses of $0.1 million, and gains of $0.3 million, respectively, on MXN, SOL and CAD derivative contracts for the three months ended September 30, 2020 (2019 - losses of $0.4 million on MXN derivative contracts). The Company recorded losses of $1.9 million, $1.9 million, and $0.7 million, respectively, on MXN, SOL and CAD derivative contracts for the nine months ended September 30, 2020 (2019 - gains of $0.5 million on MXN derivative contracts).
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three and nine months ended September 30, 2020 on its cash and short-term investments was 1.27% and 0.89%, respectively (2019 - 0.66% and 0.94%, respectively).
At September 30, 2020, the Company had $90 million in amounts drawn on its secured revolving credit facility (the "Credit Facility") at an average interest rate of 2.6% for the nine months ended September 30, 2020. At December 31, 2019, the Company had $275 million in amounts drawn on its secured revolving credit facility (the "Credit Facility") at an average interest rate of 4.3% for the year ended December 31, 2019.
In July and September 2020, the Company borrowed $2.8 million and $2.8 million, respectively, in Loans under a Peruvian government COVID-19 pandemic program ("Loans"). At September 30, 2020, the Company had $5.6 million in Loans outstanding that incur an average interest rate of 1.3% and is deferred and payable after July and September 2021, respectively.
At September 30, 2020, the Company had $34.3 million in lease obligations (December 31, 2019 - $41.2 million) that are subject to an annualized interest rate of 9.4% (2019 - 9.7%).

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. At September 30, 2020, the Company had no outstanding contracts to sell base metal production.
During the three and nine months ended September 30, 2020, the Company entered into diesel swap contracts designated to fix or limit the Company’s exposure to higher fuel prices (the “Diesel fuel swaps”). The Company did not enter into any Diesel fuel swaps in 2019. The Company recorded losses of $0.5 million and gains of $0.8 million on the Diesel fuel swaps in the three and nine months ended September 30, 2020.
5. SHORT-TERM INVESTMENTS

	September 30, 2020			December 31, 2019
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$81,302	$21,899	$59,403	$117,776	$36,826	$80,950

6. INVENTORIES

Inventories consist of:

	September 30, 2020	December 31, 2019
Concentrate inventory	$13,244	$17,433
Stockpile ore (1)	24,177	27,708
Heap leach inventory and in process (2)	183,532	169,751
Doré and finished inventory (3)	70,831	67,820
Materials and supplies	91,742	88,004
Total inventories	$383,526	$370,716
Less: current portion of inventories	$(358,972)	$(346,507)
Non-current portion of inventories(4)	$24,554	$24,209
(1)Includes an impairment charge of $2.6 million to reduce the cost basis of inventory to net realizable value ("NRV") at Manantial Espejo mine at September 30, 2020 (December 31, 2019 – $5.0 million at Manantial Espejo and Dolores mines).
(2)Includes an impairment charge of $31.4 million to reduce the cost basis of inventory to NRV at Dolores mine at September 30, 2020 (December 31, 2019 - $39.3 million at Manantial Espejo and Dolores mines).
(3)Includes an impairment charge of $3.8 million to reduce the cost basis of inventory to NRV at Dolores mine at September 30, 2020 (December 31, 2019 - $2.9 million at Manantial Espejo and Dolores mines).
(4)Inventories at Escobal mine, which include $17.3 million (December 31, 2019 - $16.9 million) in supplies with the remainder attributable to metals, have been classified as non-current pending the restart of operations.

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	September 30, 2020			December 31, 2019
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron, Peru	$217,524	$(133,747)	$83,777	$215,109	$(126,301)	$88,808
Morococha, Peru	265,047	(172,969)	92,078	258,862	(164,501)	94,361
Shahuindo, Peru	528,600	(67,787)	460,813	498,960	(39,668)	459,292
La Arena, Peru	139,095	(37,115)	101,980	112,014	(22,853)	89,161
Alamo Dorado, Mexico	71,724	(71,724)	—	71,724	(71,724)	—
La Colorada, Mexico	318,945	(159,233)	159,712	305,357	(143,232)	162,125
Dolores, Mexico	1,636,985	(1,170,946)	466,039	1,608,334	(1,091,862)	516,472
Manantial Espejo, Argentina (1)	473,658	(442,389)	31,269	371,677	(367,901)	3,776
San Vicente, Bolivia	145,590	(101,072)	44,518	143,251	(95,360)	47,891
Timmins, Canada	307,864	(73,594)	234,270	292,986	(42,672)	250,314
Other	27,739	(18,060)	9,679	27,711	(17,485)	10,226
Total	$4,132,771	$(2,448,636)	$1,684,135	$3,905,985	$(2,183,559)	$1,722,426

Land and Non-Producing Properties:
Land	$5,683	$(1,254)	$4,429	$5,528	$(1,267)	$4,261
Navidad, Argentina	566,577	(376,101)	190,476	566,577	(376,101)	190,476
Escobal, Guatemala	258,644	(1,035)	257,609	249,353	—	249,353
Timmins, Canada	73,656	—	73,656	87,747	—	87,747
Shahuindo, Peru	6,079	—	6,079	15,586	—	15,586
La Arena, Peru	117,000	—	117,000	117,000	—	117,000
Minefinders, Mexico	79,714	(36,975)	42,739	83,079	(36,975)	46,104
La Colorada, Mexico	20,698	—	20,698	15,544	—	15,544
Morococha, Peru	5,054	—	5,054	7,213	—	7,213
COSE Project, Argentina	—	—	—	95,851	(66,859)	28,992
Other	32,479	(11,876)	20,603	31,866	(11,667)	20,199
Total non-producing properties	$1,165,584	$(427,241)	$738,343	$1,275,344	$(492,869)	$782,475
Total mineral properties, plant and equipment	$5,298,355	$(2,875,877)	$2,422,478	$5,181,329	$(2,676,428)	$2,504,901
(1)Includes COSE and Joaquin projects, which entered commercial production during the three and nine months ended September 30, 2020.
(2)COSE project entered commercial production and was transferred to Manantial Espejo producing property during the three and nine months ended September 30, 2020.
8. IMPAIRMENT OF NON-CURRENT ASSETS

Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of September 30, 2020, no such indicators were noted, and no impairment charges or impairment charge reversals were required.
As part of the assessment for indicators of impairment or reversal, the Company considered various external and internal factors, such as significant increases or decreases in forecasted production volumes (which include

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

assumptions related to proved and probable reserves), commodity prices, capital expenditures and operating costs. In future periods, the effects of the pandemic may have material impacts on our anticipated operating results and the recoverable amount of our CGUs.
9. INVESTMENT IN ASSOCIATES

The following table shows a continuity of the Company's investment in Maverix Metals Inc. ("Maverix"):

2020
Balance of investment, December 31, 2019	$84,319
Disposal of investment in associate	(23,467)
Dilution losses	(142)
Adjustment for change in ownership interest	1,252
Dividends	(1,054)
Loss from associate	(1,669)
Balance of investment, September 30, 2020	$59,239
Investment in Maverix:
On June 5, 2020, the Company completed a Secondary Offering pursuant to an underwriting agreement dated May 29, 2020 between Maverix, the Company, and a syndicate of underwriters (the "Secondary Offering"). As part of the Secondary Offering, the Company sold 10,350,000 common shares of Maverix at a price of $4.40 per common share for aggregate gross proceeds of $45.5 million and paid underwriting fees equal to 4% of the gross proceeds equal to $1.9 million.
Concurrent with the Secondary Offering, the Company acquired ownership or control of an additional 8,250,000 common shares of Maverix through the exercise of its remaining 8,250,000 common share purchase warrants in Maverix (the "Warrants"). 5,000,000 Warrants had an exercise price of $1.56 and 3,250,000 Warrants had an exercise price of $2.408. Maverix received gross proceeds of approximately $15.6 million. As a result, the Company de-recognized the remaining warrant liability representing in substance ownership of Maverix. This warrant liability was $15.0 million as at December 31, 2019 .
The Company's share of Maverix income or loss was recorded, based on its 26% interest from January 1, 2020 to June 5, 2020, and 18% from June 6, 2020 to September 30, 2020 (26% for the year ended December 31, 2019), representing the Company’s fully diluted ownership.
Deferred Revenue:
Deferred revenue relates to precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, to Maverix for $650 and $450 per ounce, respectively (the "Streams").
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix. As at September 30, 2020, the deferred revenue liability was $13.3 million (December 31, 2019 - $12.5 million).
Income Statement Impacts:
The Company recorded a gain of $nil and $23.5 million, respectively, during the three and nine months ended September 30, 2020 as a result of the disposition of shares pursuant to the Secondary Offering.
The Company recognized $nil and $0.1 million, respectively, in dilution losses during the three and nine months ended September 30, 2020 (2019 - $0.1 million and $0.1 million, respectively). Dilution gains and losses are recorded in share of income from associate and dilution gain.
For the three and nine months ended September 30, 2020, the Company also recognized $1.1 million share of income from associate and $1.7 million share of loss from associate (2019 - $0.1 million and $1.1 million share of

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

income from associate, respectively), which represents the Company's proportionate share of Maverix's earnings during the periods.
10. GOODWILL AND OTHER ASSETS

Other assets consist of:

	September 30, 2020	December 31, 2019
Goodwill	$3,057	$3,057
Other assets	1,399	1,930
	$4,456	$4,987

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	September 30, 2020	December 31, 2019
Trade accounts payable(1)	$60,516	$66,924
Royalties payable	16,223	16,108
Other accounts payable and trade related accruals	71,069	59,295
Payroll and related benefits	52,066	47,221
Severance accruals	2,748	994
Refundable tax payable	8,962	9,844
Other taxes payable	26,333	24,944
	$237,917	$225,330
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.
12. PROVISIONS

	Closure and Decommissioning	Litigation	Total
December 31, 2019	$188,455	$6,929	$195,384
Revisions in estimates and obligations incurred	11,941	—	11,941
Charged (credited) to earnings:
-new provisions	—	2,130	2,130
-change in estimate	—	(1,031)	(1,031)
-exchange gains on provisions	—	(535)	(535)
Charged in the year	—	(86)	(86)
Reclamation expenditures	(1,683)	—	(1,683)
Accretion expense (Note 19)	6,199	—	6,199
September 30, 2020	$204,912	$7,407	$212,319

Maturity analysis of total provisions:	September 30, 2020	December 31, 2019
Current	$4,960	$7,372
Non-Current	207,359	188,012
	$212,319	$195,384

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

13. LEASES

a.ROU Assets
The following table summarizes changes in ROU Assets for the nine months ended September 30, 2020 which have been recorded in mineral properties, plant and equipment on the Condensed Interim Consolidated Statements of Financial Position:

	September 30, 2020		December 31, 2019
Cost		Cost
Balance, January 1, 2020	$60,779	Balance, January 1, 2019	$34,983
Additions	2,921	Additions (1)	42,415
Transfer out	(9,300)	Transfer out	(16,619)
Balance, September 30, 2020	54,400	Balance, December 31, 2019	60,779

Accumulated Depreciation		Accumulated Depreciation
Balance at January 1, 2020	(17,418)	Balance at January 1, 2019	(4,780)
Amortization	(11,086)	Amortization (2)	(20,103)
Transfer out	7,192	Transfer out	7,465
Balance, September 30, 2020	(21,312)	Balance, December 31, 2019	(17,418)
Carrying Amounts		Carrying Amounts
At January 1, 2020	43,361	At January 1, 2019	30,203
At September 30, 2020	$33,088	At December 31, 2019	$43,361
(1)Includes $8.5 million in assets acquired from Tahoe Acquisition.
(2)Includes an impairment charge of $2.4 million related to the Manantial Espejo mineral property, and the COSE and Joaquin projects.
b.Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at September 30, 2020 and December 31, 2019 to their present value for the Company's lease obligations:

	September 30, 2020	December 31, 2019
Within one year	$13,047	$16,221
Between one and five years	18,811	23,099
Beyond five years	19,789	21,675
Total undiscounted lease obligations	51,647	60,995
Less future interest charges	(17,381)	(19,787)
Total discounted lease obligations	34,266	41,208
Less: current portion of lease obligations	(12,243)	(14,198)
Non-current portion of lease obligations	$22,023	$27,010
When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019.  The weighted average rate applied is 9.4% (December 31, 2019 - 9.7%).
14. DEBT

	September 30, 2020	December 31, 2019
Credit Facility	$90,000	$275,000
Loans	5,560	—
Non-current portion of debt	$95,560	$275,000
The Company's four-year, $300.0 million secured revolving credit facility, which was due to mature on April 15, 2020, was increased to $400.0 million on February 1, 2019, and increased to $500.0 million on February 22, 2019,

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

with maturity on February 1, 2023, and resulted in additional upfront costs of $2.0 million. These amendments were made as part of the Tahoe Acquisition.
The upfront costs have been recorded as an asset under the classification "Prepaid expenses and other current assets" and are being amortized over the life of the Credit Facility. The Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes.
The financial covenants required the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net income from and including the fiscal quarter ended March 31, 2016. As part of the amendment, after March 31, 2019, the financial covenants require the Company to maintain a minimum tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than 70% of its tangible net worth as of March 31, 2019 plus 50% of positive net income from and including the fiscal quarter ended June 30, 2019. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. As of September 30, 2020, the Company was in compliance with all covenants required by the Credit Facility.
At Pan American's option, amounts can be drawn under the revolving facility and will incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the revolving facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio. During the nine months ended September 30, 2020, the Company drew down $80 million and repaid $265 million of the Credit Facility (2019 - The Company drew down $335 million, under the Credit Facility, under LIBOR-based interest rates, to fund, in part, the cash purchase price under the Tahoe arrangement and to repay, in full, and cancel Tahoe's second amended and restated revolving facility, under which $125 million had been drawn).
During the nine months ended September 30, 2020, the average interest rate incurred by the Company on the Credit Facility was 2.6% (2019 - 4.3%). During the three and nine months ended September 30, 2020, the Company incurred $0.6 million and $1.1 million, respectively, (2019 - $0.5 million and $1.0 million, respectively) in standby charges on undrawn amounts and $0.9 million and $5.6 million, respectively, (2019 - $3.1 million and $8.5 million, respectively) in interest on drawn amounts under this Facility.
In April 2020, the Company increased its cash and cash equivalents holdings with an $80 million draw on the Credit Facility as a precautionary measure to increase liquidity considering the uncertain economic impacts of the COVID-19 pandemic. During the three and nine months ended September 30, 2020, the Company repaid $110 million and $265 million, respectively, of the Credit Facility, reducing the drawn amount at September 30, 2020 to $90 million.
In July and September 2020, the Company borrowed $2.8 million and $2.8 million, respectively, in Loans under a Peruvian government COVID-19 pandemic program. These loans incur an average interest rate of 1.3% which is deferred and payable after July and September 2021, respectively. At September 30, 2020, the Company had $5.6 million of these Loans outstanding.
15. OTHER LONG TERM LIABILITIES

Other long term liabilities consist of:

	September 30, 2020	December 31, 2019
Deferred credit(1)	$20,788	$20,788
Other income tax payable	92	118
Severance accruals	5,943	6,848
	$26,823	$27,754
(1)As part of the 2009 Aquiline transaction, the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the Silver Stream alternative. The Company continues to classify the fair value calculated at the acquisition as a deferred credit of this alternative.
16. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.Stock options and common shares issued as compensation ("Compensation Shares")
For the three and nine months ended September 30, 2020, the total share-based compensation expense relating to stock options and Compensation Shares was $1.0 million and $3.2 million, respectively, (2019 - $1.1 million and $3.1 million, respectively) and is presented as a component of general and administrative expense.
i.Stock options
The Company did not grant any stock options during the three and nine months ended September 30, 2020 or the comparative periods in 2019.
During the three and nine months ended September 30, 2020, the Company issued 33,231 and 329,062 common shares, respectively, in connection with the exercise of 33,563 and 329,394 options, respectively (2019 – 128,010 and 148,652 common shares and options, respectively).
ii.Compensation shares
During the three and nine months ended September 30, 2020, 9,456 shares were issued to Directors in lieu of Directors' fees of $0.2 million (2019 – 22,335 common shares in lieu of fees of $0.2 million).
The following table summarizes changes in stock options for the nine months ended September 30, 2020 and year ended December 31:

	Stock Options
	Options	Weighted Average Exercise Price CAD$
As at December 31, 2018	698,387	$15.00
Granted	22,788	26.54
Granted pursuant to the Tahoe Acquisition	835,874	48.47
Exercised	(244,299)	15.10
Expired	(141,604)	58.45
Forfeited	(27,798)	34.00
As at December 31, 2019	1,143,348	$33.84
Exercised	(329,394)	19.22
Expired	(481,698)	53.44
Forfeited	(21,387)	43.08
As at September 30, 2020	310,869	$18.32

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The following table summarizes information about the Company's stock options outstanding at September 30, 2020:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at September 30, 2020	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Outstanding as at September 30, 2020	Weighted Average Exercise Price CAD$
$9.76 - $23.61	269,727	44.51	$15.75	198,111	$15.11
$23.62 - $35.21	23,845	70.95	$26.82	1,057	$32.92
$35.22 - $46.53	14,414	16.50	$42.85	14,414	$42.85
$46.54 - $65.71	2,883	13.11	$65.71	2,883	$65.71
	310,869	44.95	$18.32	216,465	$17.72
b.PSUs
Compensation expense for PSUs was $1.7 million and $3.6 million, respectively, for the three and nine months ended September 30, 2020 (2019 - $0.5 million and $0.9 million, respectively) and is presented as a component of general and administrative expense.
At September 30, 2020, the following PSUs were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2018	210,409	$3,091
Granted	75,311	1,784
Paid out	(38,119)	(903)
Change in value	—	1,924
As at December 31, 2019	247,601	$5,896
Change in value	—	2,119
As at September 30, 2020	247,601	$8,015
c.RSUs
Compensation expense for RSUs was $0.7 million and $2.0 million, respectively, for the three and nine months ended September 30, 2020 (2019 – $0.6 million and $1.5 million, respectively) and is presented as a component of general and administrative expense.
At September 30, 2020, the following RSUs were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2018	328,823	$3,624
Granted	146,594	3,891
Paid out	(157,584)	(3,140)
Forfeited	(18,617)	(441)
Change in value	—	3,173
As at December 31, 2019	299,216	$7,107
Forfeited	(15,242)	(489)
Change in value	—	2,558
As at September 30, 2020	283,974	$9,176

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

d.Issued share capital
The Company is authorized to issue 400,000,000 common shares without par value.
e.Dividends
The Company declared the following dividends for the nine months ended September 30, 2020 and 2019:

Declaration Date	Record Date	Dividend per common share
November 4, 2020 (1)	November 16, 2020	$0.070
August 5, 2020	August 17, 2020	$0.050
May 6, 2020	May 19, 2020	$0.050
February 19, 2020	March 2, 2020	$0.050
November 6, 2019	November 18, 2019	$0.035
August 7, 2019	August 19, 2019	$0.035
May 8, 2019	May 21, 2019	$0.035
February 20, 2019	March 4, 2019	$0.035
(1)These dividends were declared subsequent to the quarter ended September 30, 2020 and have not been recognized as distributions to owners during the period presented.
f.CVRs
On February 22, 2019, the Company issued 313,887,490 CVRs as part of the Tahoe Acquisition, which were convertible into 15,600,208 common shares following the First Shipment upon the restart of operations at the Escobal mine. As of September 30, 2020, there were 313,883,990 CVRs outstanding which were convertible into 15,600,034 common shares (December 31, 2019 - 313,887,490 CVRs convertible into 15,600,208 common shares).
17. PRODUCTION COSTS

Production costs are comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019(3)	2020	2019(3)
Consumption of raw materials and consumables	$76,799	$77,757	$208,530	$223,138
Employee compensation and benefits expense	77,492	78,998	220,063	196,913
Contractors and outside services	31,144	20,941	80,845	79,795
Utilities	9,082	12,128	28,509	30,550
Other expenses	1,962	15,498	11,854	42,220
Changes in inventories (1)(2)	(79,259)	(694)	(59,831)	39,087
	$117,220	$204,628	$489,970	$611,703
(1)Includes NRV adjustments to inventory to reduce production costs by $22.6 million and $9.4 million, respectively, for the three and nine months ended September 30, 2020 (2019 - $6.7 million and $0.8 million, respectively).
(2)Includes fair value increases recognized on the Tahoe Acquisition of select Tahoe inventories of $0.6 million and $3.9 million, respectively, for the three and nine months ended September 30, 2020 (2019 - $4.9 million and $41.7 million, respectively).
(3)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three months ended September 30, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

18. MINE CARE AND MAINTENANCE

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
COVID 19 mine care and maintenance expenses	$16,871	$—	$58,323	$—
COVID 19 mine care and maintenance depreciation	3,605	—	16,774	—
Total COVID 19 mine care and maintenance	20,476	—	75,097	—
Mine care and maintenance expenses	6,647	6,365	20,253	15,654
	$27,123	$6,365	$95,350	$15,654

19. INTEREST AND FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2020	2019(1)	2020	2019(1)
Interest expense	$1,711	$5,179	$7,520	$12,117
Finance fees	591	298	1,902	1,518
Accretion expense (Note 12)	2,065	2,779	6,199	7,320
	$4,367	$8,256	$15,621	$20,955
(1)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three and nine months ended September 30, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.
20. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended September 30,		2020		2019(2)
	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings for the period	$65,741			$37,657
Basic earnings per share	$65,741	210,160	$0.31	$37,657	209,535	$0.18
Effect of Dilutive Securities:
Stock Options	—	195		—	195
Diluted earnings per share	$65,741	210,355	$0.31	$37,657	209,730	$0.18
(1)Net earnings attributable to equity holders of the Company.
(2)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three months ended September 30, 2019, as a result of changes in the assessed fair values of assets acquired.

For the nine months ended September 30,		2020		2019(2)
	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings for the period	$8,997			$58,811
Basic earnings per share	$8,997	210,049	$0.04	$58,811	198,609	$0.30
Effect of Dilutive Securities:
Stock Options	—	218		—	148
Diluted earnings per share	$8,997	210,267	$0.04	$58,811	198,757	$0.30
(1)Net earnings attributable to equity holders of the Company.
(2)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the nine months ended September 30, 2019, as a result of changes in the assessed fair values of assets acquired.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and nine months ended September 30, 2020 were 17,297 out-of-the-money options and CVRs potentially convertible into

PAN AMERICAN SILVER CORP.	23

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

15,600,034 common shares (2019 – 716,931 out-of-the-money options and CVRs potentially convertible into 15,600,208 common shares).
21. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

	Three months ended September 30,		Nine months ended September 30,
Other operating activities	2020	2019	2020	2019
Adjustments for non-cash income statement items:
Share-based compensation expense	$1,002	$1,079	$3,236	$3,136
Gains on securities held	(12,686)	(35,713)	(28,077)	(50,087)
(Gains) losses on commodity and foreign currency contracts (Note 4d)	(1,465)	(170)	3,746	(1,751)
Loss (gain) on derivatives (Note 4d)	523	—	(113)	14
Share of (income) loss from associate and dilution gain (Note 9)	(1,078)	(79)	1,811	(999)
Net realizable value adjustment for inventories	(22,643)	(6,723)	(9,434)	(842)
Project development write-down	—	—	—	1,882
	$(36,347)	$(41,606)	$(28,831)	$(48,647)

	Three months ended September 30,		Nine months ended September 30,
Changes in non-cash operating working capital items:	2020	2019	2020	2019
Trade and other receivables	$20,967	$(20,201)	$63,067	$(19,112)
Inventories	(37,246)	(4,356)	5,408	32,482
Prepaid expenses	1,956	680	7,870	3,679
Accounts payable and accrued liabilities	23,907	9,225	4,242	(47,118)
Provisions	(600)	(242)	(2,181)	(2,621)
	$8,984	$(14,894)	$78,406	$(32,690)

Cash and Cash Equivalents	September 30, 2020	December 31, 2019
Cash in banks	$150,329	$120,564

22. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

PAN AMERICAN SILVER CORP.	24

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the three months ended September 30, 2020
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Mine care and maintenance	Capital expenditures(1)
Silver Segment:
Mexico	Dolores	$49,061	$8,112	$17,484	$23,465	$—	$7,409
	La Colorada	37,835	17,938	5,371	14,526	(26)	7,736
Peru	Huaron	12,501	4,114	636	7,751	10,092	1,730
	Morococha	6,145	2,838	520	2,787	9,923	1,365
Bolivia	San Vicente	18,382	12,381	2,125	3,876	—	1,330
Argentina	Manantial Espejo	22,159	14,255	2,299	5,605	—	1,836
Guatemala	Escobal	—	—	—	—	4,935	10
Total Silver Segment		146,083	59,638	28,435	58,010	24,924	21,416
Gold Segment:
Peru	Shahuindo	63,043	16,875	7,988	38,180	107	4,839
	La Arena	32,173	14,420	4,300	13,453	380	9,511
Canada	Timmins	59,115	34,220	9,599	15,296	—	5,729
Total Gold Segment		154,331	65,515	21,887	66,929	487	20,079
Other segment:
Canada	Pas Corp	—	—	121	(121)	—	75
Argentina	Navidad	—	—	—	—	1,712	—
Other	Other	—	—	257	(257)	—	142
Total		$300,414	$125,153	$50,700	$124,561	$27,123	$41,712
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

For the three months ended September 30, 2019
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Mine care and maintenance	Capital expenditures(1)
Silver Segment:
Mexico	Dolores	$69,746	$42,555	$26,416	$775	$—	$13,522
	La Colorada	43,808	17,566	5,484	20,758	—	5,780
Peru	Huaron	30,773	19,792	3,590	7,391	—	2,739
	Morococha	24,434	18,148	3,925	2,361	—	3,966
Bolivia	San Vicente	14,388	10,597	2,569	1,222	—	1,508
Argentina	Manantial Espejo	9,123	9,416	1,937	(2,230)	—	5,909
Guatemala	Escobal	—	—	—	—	4,558	37
Total Silver Segment		192,272	118,074	43,921	30,277	4,558	33,461
Gold Segment:
	Shahuindo	60,859	24,878	3,408	32,573	—	10,126
	La Arena	45,302	34,140	1,905	9,257	—	7,250
Canada	Timmins (2)	53,754	32,978	28,673	(7,897)	—	3,378
Total Gold Segment		159,915	91,996	33,986	33,933	—	20,754
Other segment:
Canada	Pas Corp	—	—	29	(29)	—	147
Argentina	Navidad	—	—	(3)	3	1,807	1
Other	Other	—	—	334	(334)	—	202
Total		$352,187	$210,070	$78,267	$63,850	$6,365	$54,565
(1)Includes payments for mineral properties, plant and equipment and amounts have been recast, and presented, for the three months ended September 30, 2019 to include payment of equipment leases.
(2)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three months ended September 30, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.

PAN AMERICAN SILVER CORP.	25

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the nine months ended September 30, 2020
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Mine care and maintenance	Capital expenditures(1)
Silver Segment:
Mexico	Dolores	$172,208	$108,122	$60,273	$3,813	$10,175	$32,084
	La Colorada	89,461	47,410	13,801	28,250	7,973	21,982
Peru	Huaron	37,967	23,155	4,180	10,632	20,850	3,724
	Morococha	22,205	18,562	3,860	(217)	20,025	6,075
Bolivia	San Vicente	34,825	25,650	5,033	4,142	2,890	3,487
Argentina	Manantial Espejo	57,873	46,612	5,686	5,575	5,617	8,859
Guatemala	Escobal	—	—	—	—	15,047	4,734
Total Silver Segment		414,539	269,511	92,833	52,195	82,577	80,945
Gold Segment:
Peru	Shahuindo	205,151	74,480	30,772	99,899	3,855	16,244
	La Arena	96,504	48,879	16,322	31,303	3,712	24,294
Canada	Timmins	192,157	115,471	35,908	40,778	—	12,680
Total Gold Segment		493,812	238,830	83,002	171,980	7,567	53,218
Other segment:
Canada	Pas Corp	—	—	373	(373)	—	220
Argentina	Navidad	—	—	—	—	5,206	8
Other	Other	—	—	797	(797)	—	450
Total		$908,351	$508,341	$177,005	$223,005	$95,350	$134,841
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

For the nine months ended September 30, 2019
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Mine care and maintenance	Capital expenditures(1)
Silver Segment:
Mexico	Dolores	$183,452	$146,248	$78,092	$(40,888)	$—	$41,935
	La Colorada	135,364	56,911	17,736	60,717	—	15,998
Peru	Huaron	88,452	57,282	10,375	20,795	—	8,101
	Morococha	78,380	53,608	11,410	13,362	—	10,434
Bolivia	San Vicente	56,404	41,974	7,181	7,249	—	2,912
Argentina	Manantial Espejo	37,810	39,566	3,645	(5,401)	—	20,194
Guatemala	Escobal	—	—	—	—	11,814	1,033
Total Silver Segment		579,862	395,589	128,439	55,834	11,814	100,607
Gold Segment:
	Shahuindo	130,071	65,501	16,954	47,616	—	19,041
	La Arena	104,091	71,312	10,198	22,581	—	39,176
Canada	Timmins (2)	132,356	98,086	28,673	5,597	—	9,537
Total Gold Segment		366,518	234,899	55,825	75,794	—	67,754
Other segment:
Canada	Pas Corp	—	—	365	(365)	—	326
Argentina	Navidad	—	—	—	—	3,840	9
Other	Other	—	—	585	(585)	—	336
Total		$946,380	$630,488	$185,214	$130,678	$15,654	$169,032
(1)Includes payments for mineral properties, plant and equipment and amounts have been recast, and presented, for the nine months ended September 30, 2019 to include payment of equipment leases.
(2)Includes amounts previously included in discontinued operations which have been recast, and presented, for the nine months ended September 30, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.

PAN AMERICAN SILVER CORP.	26

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

A reconciliation of segment mine operating earnings to the Company’s earnings before income taxes per the Condensed Interim Consolidated Income Statements is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019(1)(2)	2020	2019(1)
Mine operating earnings (Note 22)	$124,561	$63,850	$223,005	$130,678

General and administrative	(10,367)	(8,237)	(25,694)	(21,743)
Exploration and project development	(1,839)	(2,066)	(6,005)	(9,122)
Mine care and maintenance (Note 18)	(27,123)	(6,365)	(95,350)	(15,654)
Foreign exchange losses	(2,362)	(6,012)	(4,268)	(7,973)
Gains (losses) on commodity and foreign currency contracts (Note 4d)	1,465	170	(3,746)	1,751
Gains (losses) on sale of mineral properties, plant and equipment	41	(673)	(1,910)	2,818
Share of income (loss) from associate and dilution gain (Note 9)	1,078	79	(1,811)	999
Transaction and integration costs	—	(2,863)	—	(7,712)
Other (expense) income	(730)	1,042	(8,519)	818
Earnings from operations	84,724	38,925	75,702	74,860

(Loss) gain on derivatives (Note 4d)	(523)	—	113	(14)
Investment income (Note 4b)	13,055	36,139	32,315	50,963
Interest and finance expense (Note 19)	(4,367)	(8,256)	(15,621)	(20,955)
Earnings before income taxes	$92,889	$66,808	$92,509	$104,854
(1)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three and nine months ended September 30, 2019, as a result of changes in the assessed fair values of assets acquired.

At September 30, 2020
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	Dolores	$736,458	$154,873	$581,585
	La Colorada	238,922	59,432	179,490
Peru	Huaron	98,310	33,135	65,175
	Morococha	109,936	28,805	81,131
Bolivia	San Vicente	74,506	32,194	42,312
Argentina	Manantial Espejo	76,508	24,923	51,585
Guatemala	Escobal	294,014	23,632	270,382
Total Silver Segment		1,628,654	356,994	1,271,660
Gold Segment:
Peru	Shahuindo	560,762	184,377	376,385
	La Arena	274,558	103,297	171,261
Canada	Timmins	384,088	57,489	326,599
Total Gold Segment		1,219,408	345,163	874,245
Other segment:
Canada	Pas Corp	181,925	110,369	71,556
Argentina	Navidad	193,011		193,011
	Other	81,471	43,057	38,414
Total		$3,304,469	$855,583	$2,448,886

PAN AMERICAN SILVER CORP.	27

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At December 31, 2019
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	Dolores	$763,301	$137,396	$625,905
	La Colorada	223,416	46,476	176,940
Peru	Huaron	110,642	39,962	70,680
	Morococha	128,280	36,754	91,526
Bolivia	San Vicente	76,418	35,331	41,087
Argentina	Manantial Espejo	77,635	27,455	50,180
Guatemala	Escobal	293,178	19,340	273,838
Total Silver Segment		1,672,870	342,714	1,330,156
Gold Segment:
Peru	Shahuindo	600,096	162,821	437,275
	La Arena	282,978	90,472	192,506
Canada	Timmins	429,060	50,171	378,889
Total Gold Segment		1,312,134	303,464	1,008,670
Other segment:
Canada	Pas Corp	229,814	304,184	(74,370)
Argentina	Navidad	193,034	—	193,034
	Other	53,830	43,474	10,356
Total		$3,461,682	$993,836	$2,467,846

	Three months ended September 30,		Nine months ended September 30,
Product Revenue	2020	2019(1)	2020	2019(1)
Refined silver and gold	$220,416	$242,981	$724,261	$600,602
Zinc concentrate	16,317	27,306	39,088	102,192
Lead concentrate	39,439	47,123	88,396	138,474
Copper concentrate	5,809	21,972	21,750	59,431
Silver concentrate	18,433	12,805	34,856	45,681
Total	$300,414	$352,187	$908,351	$946,380
(1)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three months ended September 30, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.
23. INCOME TAXES

Components of Income Tax Expense

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Current income tax expense	$24,923	$23,309	$53,293	$55,696
Deferred income tax expense (recovery)	2,706	5,780	31,779	(10,380)
Income tax expense	$27,629	$29,089	$85,072	$45,316
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which results in effective tax rates that vary considerably from the comparable period. The main factor that impacted the effective tax rate for the nine months ended September 30, 2020 was the devaluation of the Mexican Peso and the Peruvian Sol, which caused a significant decrease in the deductible tax attributes for operations in these countries. Other factors that impacted the effective tax rate for the three and nine months ended September 30, 2020 and the comparable periods for 2019 were changes in the recognition of certain

PAN AMERICAN SILVER CORP.	28

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and December 31, 2019, and for the
three and nine month periods ended September 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

deferred tax assets, changes in the non-deductible portion of reclamation liabilities, mining taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.
Reconciliation of Effective Income Tax Rate

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019(1)
Earnings before taxes and non-controlling interests	$92,889	$66,808	$92,509	$104,854
Statutory Canadian income tax rate	27.00%	27.00%	27.00%	27.00%
Income tax expense based on above rates	$25,080	$18,038	$24,977	$28,311
Increase (decrease) due to:
Non-deductible expenditures	2,885	1,453	8,045	3,548
Foreign tax rate differences	4,961	3,028	10,795	3,202
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	722	613	2,094	2,189
- Other deferred tax assets	(8,236)	(4,656)	(761)	(19,368)
Effect of other taxes paid (mining and withholding)	3,422	6,156	10,269	16,188
Effect of foreign exchange on tax expense	(1,647)	5,977	40,769	(54)
Non-taxable impact of foreign exchange	2,495	(1,953)	(12,803)	728
Change in non-deductible portion of reclamation liabilities	(337)	2,069	3,663	9,401
Other	(1,716)	(1,636)	(1,976)	1,171
Income tax expense	$27,629	$29,089	$85,072	$45,316
(1)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three months ended September 30, 2019, as a result of changes in the assessed fair values of assets acquired.
24. CONTINGENCIES

The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. Since December 31, 2019, there have been no significant changes to these contractual obligations and commitments.
25. RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.
Related party transactions with Maverix have been disclosed in Note 9 of these condensed interim consolidated financial statements. These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the parties which approximates fair value.

PAN AMERICAN SILVER CORP.	29